Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REAQUIRES UK SALES AND MARKETING RIGHTS TO ITS ONCE-DAILY TRAMADOL PRODUCT

– Company to Engage Contract Sales Organization And Seek New Marketing Partner to Promote Product in UK –

LAVAL, Quebec (July 7, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has reacquired the sales and marketing rights to its once-daily tramadol product (Tradorec XL®) for the United Kingdom from Recordati Ireland Ltd. (Recordati). To promote its product in the UK, the Company will engage a contract sales organization and pursue a new licensing and distribution agreement with an appropriate marketing partner.

"Our once-daily tramadol product is achieving strong market penetration, particularly in Spain, Italy and Canada, and we believe that this success can be replicated in the UK with the appropriate sales and marketing effort behind Tradorec XL®," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "The market for tramadol products in the UK continues to exhibit strong growth and we are confident in both our product and its prospects in this market."

Under its agreement with Recordati to reacquire the UK rights to its once-daily tramadol product, Labopharm will continue to use the brand name Tradorec XL® in marketing its product. Labopharm will also receive a €700,000 milestone from Recordati upon termination of Recordati's rights.

Labopharm is in discussions to finalize an agreement with a contract sales organization to promote Tradorec XL® in the UK. The Company is also in discussions to establish a licensing and distribution agreement with a new marketing partner.

The UK is the second largest European market for tramadol products (on a standard units basis) and one of the fastest growing of the five largest European markets for tramadol products (on a standard units basis). The UK tramadol market has experienced compound annual growth of 18% over the last five 12-month periods ended March 30.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com